UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-8951
M.D.C. Holdings, Inc.
401(k) Savings Plan
4350 South Monaco Street
Denver, Colorado 80237
(Full Title and Address of the Plan)
M.D.C. Holdings, Inc.
(Name and Issuer of Securities Held Pursuant to the Plan)
4350 South Monaco Street
Denver, Colorado 80237
(Address of Principal Executive Office of Issuer
of the Securities Held Pursuant to the Plan)

M.D.C. Holdings, Inc.
401(k) Savings Plan
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Board of Directors
M.D.C. Holdings, Inc.
401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but as supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
May 17, 2006

M.D.C. Holdings, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Cash and cash equivalents	$561,180	$597,819

Investments, at fair value:
Common stock of plan sponsor	33,204,295	37,502,364
Collective trust	16,422,760	19,372,351
Mutual funds	48,012,486	31,704,118
Participant loans	1,832,216	1,741,473

Total investments	99,471,757	90,320,306

Employer contributions receivable	4,593,442	3,781,926

Total assets	$104,626,379	$94,700,051

Liabilities

Excess contributions due to participants	95,540	—

Net assets available for benefits	$104,530,839	$94,700,051

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2005
Additions to net assets attributed to:

Investment income:
Interest and dividends	$2,964,834
Net depreciation in fair value of investments	(615,932)

Net investment income	2,348,902

Contributions:
Employer:
Cash	2,403,267
Common stock	2,190,745
Employee	11,101,219
Rollovers	1,435,538

Total contributions	17,130,769

Total additions	19,479,671

Deductions from net assets attributed to:

Payment of plan benefits and other distributions	9,457,401
Transaction charges and administrative expenses	191,482

Total deductions	9,648,883

Net increase in net assets available for benefits	9,830,788
Net assets available for plan benefits, at beginning of year	94,700,051

Net assets available for plan benefits, at end of year	$104,530,839

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements
1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was adopted effective January 1, 1992 and amended several times, the most recent of which was effective March 28, 2005. The Plan is a defined contribution plan covering all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who have completed six months of employment, as defined, and are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions

Eligible participants may contribute an amount up to 100% of their pretax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitation set up by the Plan Administrator and the Plan Document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($14,000 in 2005 and $13,000 in 2004). The Internal Revenue Service adjusts this limitation each year for the cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions at any time.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $4,000 in 2005 and $3,000 in 2004.

The Company may make matching contributions in a discretionary amount, to be determined by resolution of the Company’s Board of Directors, on an annual basis. The Company may make a discretionary profit sharing contribution without regard to the current or accumulated net profits of the Company for the taxable year ending with, or within, the Plan year. The Company’s matching and profit sharing contributions may be made in cash or in shares of M.D.C. Holdings, Inc. common stock or a combination thereof. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of $40,000 or 100% of a participant’s annual eligible compensation in 2005.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan Document.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
1.	Description of Plan (continued)

Participant Eligibility

Employees of MDC are eligible to participate in the Plan:
•	When they attain age 21

•	When they have completed 6 months of service

•	Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan

•	Who are not certain non-resident aliens who have no earned income from sources within the United States
Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from non-vested benefit payments remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $499,913 and $858,283 are included as a component of net assets available for benefits as of December 31, 2005 and 2004, respectively. The December 31, 2005 forfeiture balance of $499,913 was used to offset the 2005 Company contribution made in February 2006. During the 2005 plan year, $191,482 of forfeitures were utilized to offset administrative expenses as included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
1.	Description of Plan (continued)

Vesting (continued)

However, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:
1.	The participant has died.

2.	The participant reaches normal retirement age (age 65).

3.	The participant has become totally and permanently disabled as defined by the Plan.
Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when changing or transferring an investment with respect to the MDC stock fund.

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan years ended December 31, 2005. Plan assets in the amount of $95,540 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2005.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $191,482 for the year ended December 31, 2005.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
1.	Description of Plan (continued)

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the present value of the participant’s non-forfeitable accrued benefit. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s account balance and bear interest at a fixed rate equal to the current prime rate plus 100 basis points at the date the application is approved. Interest rates on outstanding loans range from 5.0% to 10.5% as of December 31, 2005 and 2004. Principal and interest are paid ratably through monthly payroll deductions. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying statements of net assets available for plan benefits, is stated at fair market value. Participant notes receivable are valued at cost, which approximates fair value. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The net change in fair value of investments (net realized and unrealized appreciation (depreciation) in value of investments and dividends earned) is reflected in the accompanying statement of changes in net assets available for plan benefits.

Payment of Benefits

Distributions of benefits are recorded when paid.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
3.	Investments

Custody of Plan Investments and the reporting thereof is managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP”). On July 17, 2005, AMVESCAP was purchased by Merrill Lynch and became part of The Princeton Retirement Group, Inc. (“Princeton” or “Asset Custodian”), a subsidiary of Merrill Lynch. Participants are allowed to direct their contributions for investments in a variety of investments funds offered by Princeton. Participants may also elect to direct their contributions in the common stock of MDC, the Plan Sponsor.

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets available for benefits as of December 31, 2005 and 2004 are separately identified as follows:

	December 31,
	2005	2004
M.D.C. Holdings, Inc. Common Stock	$33,204,295	$37,502,364
INVESCO Stable Value Trust	13,616,146	11,455,172
Vanguard 500 Index Adm	7,028,261	*
American Balanced Income Fund	5,725,054	5,141,632
American Growth Fund of America	5,685,286	**
American Europacific Growth	5,462,553	**
INVESCO 500 Index Trust	*	5,885,152
Managers Special Equity	**	4,862,449

*	Investment was not held during the year.

**	Below 5%.
During 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2005
Common stock	$(1,986,284)
Collective trust	231,040
Mutual funds	1,139,312

$(615,932)

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	Income Taxes

The Company adopted a standardized plan designed by Princeton. This Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. However, the plan administrator believes the plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

6.	Related Party Transactions

Certain Plan investments are shares of collective trust managed by Princeton. Princeton is the Asset Custodian, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

The Plan and its participants invest in common stock of the Plan Sponsor, MDC.

7.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards No. 105, “Disclosures of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2005 and 2004, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consist principally of cash, investments and participant loans.

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)
investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts presented in the statements of net assets available for benefits.

The cash relates to money held in a unitized fund that maintains and trades shares of the Company’s common stock. Although the cash and cash equivalents exceed the F.D.I.C.’s threshold for insurability as of December 31, 2005 and 2004, the Plan believes the risk of loss to be minimal.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

8.	Subsequent event

As of January 1, 2006, the Plan will limit participant accounts to no more than 30% of their total account balance invested in MDC stock.

9.	Reconciliation of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) was prepared on the accrual basis in 2005 and the modified cash basis in 2004. Accordingly, certain balances included on Schedule H, Parts I and II, of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions on the Form 5500 by the amount of contributions accrued at December 31, 2004.

The following is a reconciliation of financial information per the financial statements to the Form 5500:

December 31,
2004
Net assets available for benefits per financial statements	$94,700,051
Less: Employer contributions receivable	(3,781,926)

Net assets available for benefits per Form 5500	$90,918,125

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2005
Notes to Financial Statements (continued)

	Year Ended December 31, 2005
	Employee	Employer
	Contributions	Contributions
Contributions made to participant accounts per financial statements	$11,101,219	$4,594,012
Add: Prior year contribution receivables per the financial statements	—	3,781,926

Contributions made to participant accounts per Form 5500	$11,101,219	$8,375,938

Supplemental Schedules

M.D.C. Holdings, Inc. 401(k) Savings Plan	EIN 84-0622967 Plan 004
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		( c ) Description of investment
		including
	(b) Identity of issuer, borrower, lessor,	maturity date, rate of interest,
(a)	or similar party	collateral, par, or maturity value	(e) Current Value**
*	M.D.C. Holdings, Inc.	Common Stock	$33,204,295

*	AMVESCAP National Trust Company	Stable Value Trust	13,616,146

	Vanguard Funds	500 Index ADM	7,028,261

	The American Funds Group	American Balanced Income Fund	5,725,054

	The American Funds Group	Growth Fund of America	5,685,286

	The American Funds Group	Europacific Growth Fund	5,462,553

	Vanguard Funds	Managers Special Equity – Class A	4,994,219

	Vanguard Funds	Windsor II ADM	4,981,417

	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth – Class A	4,946,611

	Royce Funds	Total Return – Investment Class	3,969,623

	JPMorgan Chase & Company	JP Morgan Core Bond Fund	2,962,234

*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	2,806,614

	JPMorgan Chase & Company	JP Morgan Mid Cap Value Fund	1,269,400

	Vanguard Funds	Explorer – Investor	404,142

	Pacific Investment Management Corp.	PIMCO Real Return	333,553

	Pacific Investment Management Corp.	PIMCO High Yield	250,133

*	Participant Loans	Interest rates of 5.00% - 10.50% and
		maturing through 2017	1,832,216

		Total investments	$99,471,757	***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)

**	Cost information has been omitted, as all investments are participant directed.

***	Does not include Plan receivables.

M.D.C. Holdings, Inc. 401(k) Savings Plan	EIN 84-0622967 Plan 004
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2005

	( b ) Description
	of asset (include				(f) Expense		(h) Current
	interest rate and				incurred		value of asset
(a) Identity of party	maturity in case	(c) Purchase	(d) Selling	(e) Lease	with		on transaction	(i) Net gain or
involved	of a loan)	price	price	rental	transaction	(g) Cost of asset	date	(loss)

The Princeton Retirement Group, Inc.	INVESCO 500 Index Trust	N/A	$5,990,414	N/A	N/A	$4,977,533	$5,990,414	$1,012,881

The Princeton Retirement Group, Inc.	Vanguard 500 Index ADM	$5,990,414	N/A	N/A	N/A	$5,990,414	$5,990,414	N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2006	M.D.C. Holdings, Inc.

	By:	/s/ Paris G. Reece III

Paris G. Reece III,
Executive Vice President
Chief Financial Officer and
Principal Accounting Officer

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm